FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated February 14, 2008.

Exhibit 1

DRYSHIPS REPORTS RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2007

February 14, 2008, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), a global provider of marine transportation services for drybulk cargoes, today announced its unaudited financial and operating results for the fourth quarter and twelve months ended December 31, 2007.

Financial Highlights

•

For the fourth quarter of 2007 the Company reported Net Income of $195.2 million or $5.37 per share. Included in the fourth quarter results is a capital gain on the sale of 1 vessel of $31.5 million or $0.87 per share. Excluding this gain, Net Income would amount to $163.7 million or $4.50 per share.

•

For the fourth quarter of 2007 the Company reported EBITDA1 of $229.3 million. [1Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities.]

•

For the year ended December 2007, the Company reported Net Income of $475.4 million or $13.32 per share. Included in the full year results is a capital gain on the sale of 11 vessels of $135.0 million or $3.78 per share. Excluding this gain, Net Income would amount to $340.4 million or $9.54 per share.

•

For the year ended December 2007 the Company reported EBITDA of $600.8 million.

•

In January 2008 the Company declared and paid its eleventh consecutive quarterly cash dividend of $0.20 per common share.

George Economou, the Company’s Chairman and Chief Executive Officer, commented:

“We are very pleased to report the best quarter in the Company’s history so far. Since our IPO in 2005 when we started out with a fleet of 6 vessels with an average age of 19 years we have grown to the biggest drybulk company listed in the US with a fleet comprising of 47 vessels with an average age of 8.8 years. In the meantime, our stock price has risen from $18 per share to $84.25 per share as of today’s close, which implies a return to our initial shareholders of 368.1%. Our clear market view and choice of spot employment has been proven correct and has created superior shareholder value.

We enter 2008 with a great deal of optimism. The supply and demand balance for this year remains extremely tight. In 2008 we expect to have approximately 17% more fleet operating days compared to 2007 and as of today approximately 63% of the fleet operating days remains unfixed. DryShips is in a unique position to take advantage of the strong freight rate environment and continue to maximize shareholder value.”

Fourth Quarter 2007 Results

For the fourth quarter ended December 31, 2007, Time charter equivalent revenues (Voyage Revenues less Voyage Expenses) amounted to $223.5 million as compared to $74.0 million for the fourth quarter ended December 31, 2006. Operating Income was $211.9 million for the quarter ended December 31, 2007, as compared to $46.3 million for the quarter ended December 31, 2006.  Net Income for the fourth quarter of 2007 was $195.2 million or $5.37 Earnings Per Share (EPS) calculated on 36.32 million weighted average basic and diluted shares outstanding as compared to $35.9 million or $1.02 Earnings Per Share (EPS) calculated on 35.33 million weighted average basic and diluted shares outstanding for the quarter ended December 31, 2006. EBITDA2 for the fourth quarter of 2007 was $229.3 million as compared to $63.8 million in the quarter ended December 31, 2006. [2Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities.]

An average of 36.12 vessels were owned and operated during the fourth quarter of 2007, earning an average Time Charter Equivalent, or TCE, rate of $67,587 per day as compared to an average of 33.86 vessels owned and operated during the fourth quarter of 2006 earning an average TCE rate of $24,466 per day.

Year ended December 31, 2007 Results

For the year ended December 31, 2007, Time charter equivalent revenues (Voyage Revenues less Voyage Expenses) amounted to $550.9 million as compared to $232.5 million for the year ended December 31, 2006.  Operating Income was $528.1 million for the year ended December 31, 2007 as compared to $96.5 million for the year ended December 31, 2006. Net Income for the year ended December 2007 was $475.4 million or $13.32 Earnings Per Share (EPS) calculated on 35.70 million weighted average basic and diluted shares outstanding as compared to $56.7 million or $1.75 Earnings Per Share (EPS) calculated on 32.35 million weighted average basic and diluted shares outstanding for the year ended December 31, 2006.  EBITDA2 for the year ended December 31, 2007 was $600.8 million as compared to $159.0 million in the year ended December 31, 2006.

An average of 33.67 vessels were owned and operated during the year ended December 31, 2007, earning an average Time Charter Equivalent, or TCE, rate of $45,417 per day as compared to an average of 29.76 vessels owned and operated during the year ended December 31, 2006 earning an average TCE rate of $21,918 per day.

Drydock related expenses

During the fourth quarter of 2007, one vessel was drydocked for a total direct cost of $0.6 million. Such costs are capitalized and amortized until the vessels’ next drydock.

Capitalization

On December 31, 2007, debt to total capitalization (debt, net of deferred financing fees and stockholders' equity) was 54.82% and net debt (total debt less cash and cash equivalents) to total capitalization was 51.90%.

As of December 31, 2007, the Company had a total liquidity of approximately $137.9 million.

Financing activities

On November 16, 2007 the Company concluded a loan agreement in the amount of $47 million in order to partly finance the acquisition cost of the MV Oregon. The loan bears interest at LIBOR plus a margin and will be repaid in thirty-two quarterly installments through December 2015

On December 4, 2007 the Company concluded a loan agreement in the amount of $101.2 million in order to partly finance the acquisition cost of the vessels MV Saldahna and MV Avoca.  The loan bears interest at LIBOR plus a margin and will be repaid in twenty-eight quarterly installments through January 2015.

On December 17, 2007, the Company concluded a loan agreement in the amount of $243.1 million in order to partly finance the acquisition cost of 51,778,647 shares in the common stock of Ocean Rig ASA.  The loan bears interest at LIBOR plus a margin and will be repaid in eight quarterly installments through December 2009

As of February 14, 2008 the Company had a total of $1.3 billion in debt outstanding.

Fleet Developments

Deliveries – New Vessels

On November 27, 2007, the Company took delivery of the MV VOC Galaxy, a 2002 built second-hand 51,201 dwt Supramax drybulk carrier, which it had agreed to acquire on August 8, 2007, for a purchase price of $55.5 million.

On December 13, 2007, the Company took delivery of the MV Saldanha, a 2004 built second-hand 75,500 dwt Panamax drybulk carrier, which it had agreed to acquire on August 6, 2007, for a purchase price of $75.0 million.

On December 31, 2007, the Company took delivery of the MV Oregon, a 2002 built second-hand 74,204 dwt Panamax drybulk carrier, which it had agreed to acquire on July 13, 2007, for a purchase price of $67.2 million.

On January 29, 2008, the Company took delivery of the MV Avoca, a 2004 built second-hand 76,500 dwt Panamax drybulk carrier, which it had agreed to acquire on July 26, 2007, for a purchase price of $69.5 million.

Deliveries – Sold Vessels

On December 14, 2007, the MV Formentera, a 1996 built 70,002 dwt Panamax drybulk carrier was delivered to her new owners for a purchase price of $63.0 million. The Company realized a gain of $31.5 million, which was recognized in the fourth quarter of 2007.

Acquisitions

On November 13, 2007, the Company agreed to acquire the MV Capri a 2001 built second-hand 172,529 dwt Capesize drybulk carrier, delivery of which is expected during the second quarter of 2008 for an aggregate price of approximately $152.3 million.

On November 29, 2007, the Company agreed to acquire the MV Conquistador a 2000 built second-hand 75,607 dwt Panamax drybulk carrier, delivery of which is expected during the second quarter of 2008 for an aggregate price of approximately $85.0 million.

Disposals

On November 26, 2007, the Company entered into an agreement to sell the MV Netadola, a 1993 built built second-hand 149,475 dwt Capesize drybulk carrier for an aggregate price of approximately $93.9 million.  The Company expects to realize a gain of approximately $63.5 million which will be recognized in the second quarter of 2008.

Gain on Vessel Disposals

For the calendar year 2007 DryShips has realized an aggregate gain on vessel disposals of $135 million or $3.78 per share. For the calendar year 2008 the Company expects to realize an aggregate gain on vessel disposals of $88.1 or $2.40 per share.

When all the second hand acquisitions and disposals are concluded by the end of the second quarter of 2008, DryShips’ fleet will include 47 drybulk carriers comprising 6 Capesize, 32 Panamax, 2 Supramax, and 7 newbuilding drybulk vessels, with a combined deadweight capacity of approximately 4.5 million deadweight tons, and an average age of 8.3 years.

Employment Developments

The Company has entered its 1996 built 150,393 dwt Capesize bulk carrier MV Samsara into a time charter for a period of about 12 months at a daily rate of $139,000. The vessel commenced its new charter from November 7, 2007.

The Company has entered its 1995 built 151,066 dwt Capesize bulk carrier MV Brisbane into a time charter for a period of about 12 months at a daily rate of $145,000. The vessel commenced its new charter from December 1, 2007.

The Company has entered its 2000 built 72,561 dwt Panamax bulk carrier MV Marbella into a time charter for a period of about 12 months at a daily rate of $82,500. The vessel commenced its new charter from November 15, 2007.

As of February 14, 2008, approximately 63% of the total vessel operating days for the calendar year 2008 remain unfixed.

Capital expenditures

The Company expects to incur the following capital expenditures associated with vessel drydockings:

	First quarter 2008	Second quarter 2008	Third quarter 2008	Fourth quarter 2008
Number of vessels	1	1	-	3
Expected cost in USD million	0.6	1.25	-	3.0
Off-hire days	25	30	-	75

Such costs are capitalized and amortized until the vessels’ next drydock. The actual days and expenses in connection with vessel drydockings will vary based on the shipyard schedule, weather, condition of the vessel and other factors.

In addition the Company expects to incur expenses for peripheral supplies and other repair works while the vessels will be in drydock which will be included in Vessel operating expenses for the respective quarter.

Dividend Payment

In January 2008, DryShips declared and paid its eleventh consecutive quarterly cash dividend of $0.20 per common share. Since the Company’s listing on the NASDAQ Global Market in February 2005, DryShips has paid total dividends of $2.20 per common share.

Fleet Data

Fourth Quarter 2007

Total TCE revenue increased during the fourth quarter of 2007 compared to the fourth quarter of 2006, as a result of an increase in the daily average TCE rate in the fourth quarter of 2007 to $67,587 from $24,466 in the fourth quarter of 2006. In addition the average number of vessels operated increased from an average of 33.86 vessels in the fourth quarter of 2006 to an average of 36.12 vessels in the fourth quarter of 2007.

Vessel operating expenses increased to $17.1 million for the fourth quarter of 2007 compared to $14.4 million for the fourth quarter of 2006. The increase is attributable to the increase in the number of vessels operated from an average of 33.86 vessels for the fourth quarter of 2006 to 36.12 vessels for the fourth quarter of 2007, and increased daily vessel operating expenses from $4,622 per day to $5,150 day, respectively.

Depreciation and amortization increased to $22.9 million in the fourth quarter of 2007 compared to $17.9 million in the fourth quarter of 2006. This was a direct result of the increase in the Company’s fleet from an average of 33.86 vessels in the fourth quarter of 2006 to an average of 36.12 vessels in the fourth quarter of 2007.

Management fees increased to $2.5 million in the fourth quarter of 2007 compared to $1.9 million in the fourth quarter of 2006 as a direct result of the increase in the number of fleet calendar days from 3,116 in the fourth quarter of 2006 to 3,323 in the fourth quarter of 2007 due to the growth of the fleet.

General and administrative expenses decreased from $2.1 million in the fourth quarter of 2006 to $0.6 million in the fourth quarter of 2007.

Year ended December 31, 2007

Total TCE revenue increased during the year ended December 31, 2007 compared to the year ended December 31, 2006, as a result of an increase in the daily average TCE rate for the year ended December 31, 2007 to $45,417 from $21,918 for the year ended December 31, 2006. In addition, average number of vessels operated increased from an average of 29.76 vessels in the year ended December 31, 2006 to an average of 33.67 vessels in the year ended December 31, 2007.

Vessel operating expenses increased to $61.4 million for the year ended December 31, 2007 compared to $47.9 million for the year ended December 31, 2006. The increase is attributable to the increase in the number of vessels operated from an average of 29.76 vessels for the year ended December 31, 2006 to 33.67 vessels for the year ended December 31, 2007, and increased daily vessel operating expenses from $4,410 per day to $4,998 day, respectively.

Depreciation and amortization increased to $79.3 million in the year ended December 31, 2007 compared to $61.6 million in the year ended December 31, 2006.  This was a direct result of the increase in the Company’s fleet from an average of 29.76 vessels in the year ended December 31, 2006 to an average of 33.67 vessels in the year ended December 31, 2007.

Management fees increased to $9.6 million in the year ended December 31, 2007 compared to $6.6 million in the year ended December 31, 2006 as a direct result of the increase in the number of fleet calendar days from 10,859 in the year ended December 31, 2006 to 12,288 in the year ended December 31, 2007 due to the growth of the fleet.

General and administrative expenses increased from $5.9 million in the year ended December 31, 2006 to $7.5 million in the year ended December 31, 2007, mainly due to the growth of the fleet.

Fourth Quarter 2007

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

 (3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period

(8) Total vessel operating expenses, or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

The following table reflects the calculation of our TCE rates for the periods then ended:

Financial Statements

The following are DryShips Inc.’s Unaudited Condensed Income Statements for the three month period ended December 31, 2006 and 2007 and year ended December 31, 2006 and 2007:

	3 Months Ended	3 Months Ended	Year Ended	Year Ended
(Dollars in thousands, except for share and per share data)	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
	Unaudited	Unaudited	Unaudited	Unaudited

INCOME STATEMENT DATA

Voyage revenues	$233,379	$79,107	$582,561	$248,431
Loss on forward freight agreements	-	-	-	22,473
Voyage expenses	9,868	5,122	31,647	15,965

Vessels operating expenses	17,113	14,399	61,409	47,889
Depreciation and amortization	22,881	17,856	79,304	61,605
Gain on sale of vessels	(31,451)	(8,583)	(134,963)	(8,583)
Management fees	2,522	1,943	9,579	6,609
General and administrative expenses	582	2,117	7,493	5,931

Operating Income	211,864	46,253	528,092	96,542

Gain from investments	449	-	449	-
Interest and finance costs, net	(11,271)	(9,998)	(46,158)	(40,701)
Other, net	(5,863)	(343)	(7,018)	890

Net Income	$195,179	$35,912	$475,365	$56,731

Basic and fully diluted earnings per share	$5.37	$1.02	$13.32	$1.75
Weighted average basic and diluted shares outstanding	36,323,586	35,330,283	35,700,182	32,348,194

The following are DryShips Inc.’s unaudited Balance Sheets as at December 31, 2006 and 2007:

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2006	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,537	$111,068
Restricted cash	6,614	6,791
Trade accounts receivable	3,187	9,185
Insurance claims	671	4,807
Due from related parties	3,353	9,963
Inventories	2,571	3,912
Prepayments and advances	5,568	7,309
Fair value of above market acquired time charter	1,335	-
Financial instruments	39	-
Total current assets	25,875	153,035

FIXED ASSETS, NET:

Advances for vessels under construction and acquisitions	27,380	118,652
Vessels, net	1,084,924	1,643,867
Total fixed assets, net	1,112,304	1,762,519

OTHER NON CURRENT ASSETS:
Long term investments	-	406,473
Deferred charges, net	6,200	2,492
Restricted cash	20,000	20,000
Financial instruments	946	-
Other	2,848	3,153
Total non current assets, net	29,994	432,118

Total assets	$1,168,173	$2,347,672

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$71,412	$194,999
Accounts payable	11,423	7,166
Due to related parties	25,086	-
Accrued liabilities	6,326	20,014
Deferred revenue	12,270	16,916
Financial instruments	2,625	-
Other current liabilities	202	209

Total current liabilities	129,344	239,304

NON CURRENT LIABILITIES
Fair value of below market acquired time charter	-	32,509
Long term debt, net of current portion	587,330	1,048,779
Financial instruments	-	1,768
Other	607	343
Total non current liabilities	587,937	1,083,399

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $ 0.01 par value; 30,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 75,000,000 shares authorized at December 31, 2006 and 2007; 35,490,097 and 36,681,097 shares issued and outstanding at December 31, 2006 and 2007, respectively	355	367
Additional paid-in capital	327,446	454,538
Retained earnings	123,091	570,064
Total stockholders' equity	450,892	1,024,969
Total liabilities and stockholders' equity	$1,168,173	$2,347,672

EBITDA Reconciliation

DryShips Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash provided by operating activities to EBITDA:

Fleet List

The table below describes in detail our fleet development and current employment profile as of February 14, 2008:

Year Built	DWT	Type	Current Employment	Gross Rate per Day	Redelivery Earliest	Redelivery Latest
Capesize:							
Manasota	2004	171,061	Capesize	Spot	$77,000	Prompt	Prompt
Netadola	1993	149,475	Capesize	Spot	$116,000	Prompt	Prompt
Alameda	2001	170,269	Capesize	TC	$73,000	Prompt	Mar-08
Samsara	1996	150,393	Capesize	TC	$139,000	Oct-08	Dec-08
Brisbane	1995	151,066	Capesize	TC	$145,000	Oct-08	Dec-08
	10.0	**792,264**	**5**				
Panamax:							
Heinrich Oldendorff	2001	73,931	Panamax	BB	$28,000	Apr-08	Jun-08
Padre	2004	73,601	Panamax	TC	$81,000	Oct-08	Nov-08
Maganari	2001	75,941	Panamax	TC	$18,400	Apr-08	Jul-08
Coronado	2000	75,706	Panamax	TC	$81,750	Sep-08	Oct-08
Marbella	2000	72,561	Panamax	TC	$82,500	Oct-08	Nov-08
Primera	1998	72,495	Panamax	TC	$78,600	Sep-08	Oct-08
Iguana	1996	70,349	Panamax	TC	$77,000	Oct-08	Nov-08
Sonoma	2001	74,786	Panamax	Baumarine	$69,430		
Waikiki	1995	75,473	Panamax	Baumarine	$68,437		
Toro	1995	73,034	Panamax	Baumarine	$66,053		
Catalina	2005	74,432	Panamax	Spot	$74,000	Prompt	Prompt
Majorca	2005	74,364	Panamax	Spot	$52,000	Prompt	Prompt
Saldahna	2004	75,500	Panamax	Spot	$40,000	Prompt	Prompt
Avoca	2004	76,500	Panamax	Spot	$35,000	Prompt	Prompt
Ligari	2004	75,583	Panamax	Spot	$47,500	Prompt	Prompt
Oregon	2002	74,204	Panamax	Spot	$30,500	Prompt	Prompt
Mendocino	2002	76,623	Panamax	Spot	$40,000	Prompt	Prompt
Bargara	2002	74,832	Panamax	Spot	$54,000	Prompt	Prompt
Capitola	2001	74,832	Panamax	Spot	$55,750	Prompt	Prompt
Samatan	2001	74,823	Panamax	Spot	$57,000	Prompt	Prompt
Ecola	2001	73,931	Panamax	Spot	$55,000	Prompt	Prompt
Redondo	2000	74,716	Panamax	Spot	$55,000	Prompt	Prompt
Ocean Crystal	1999	73,688	Panamax	Spot	$56,500	Prompt	Prompt
Xanadu	1999	72,270	Panamax	Spot	$41,500	Prompt	Prompt
La Jolla	1997	72,126	Panamax	Spot	$42,000	Prompt	Prompt
Menorca	1997	71,662	Panamax	Spot	$54,000	Prompt	Prompt
Lanzarote	1996	73,008	Panamax	Spot	$55,000	Prompt	Prompt
Solana	1995	75,100	Panamax	Spot	$50,000	Prompt	Prompt
Paragon	1995	71,259	Panamax	Spot	$68,000	Prompt	Prompt
Lacerta	1994	71,862	Panamax	Spot	$54,000	Prompt	Prompt
Tonga	1984	66,798	Panamax	Spot	$51,000	Prompt	Prompt
	8.6	**2,285,990**	**31**				
Handymax							
Matira	1994	45,863	Handymax	Spot	$29,700	Prompt	Prompt
	14.0	**45,863**	**1**				
Supramax							
Clipper Gemini	2003	51,201	Supramax	BB	$27,000	Nov-08	Jan-09
VOC Galaxy	2002	51,201	Supramax	BB	$27,000	Sep-08	Oct-08
	2.5	**102,402**	**2**				
Newbuildings:							
TBN	2007	170,000	Capesize				
TBN	2009	180,000	Capesize				
TBN	2009	180,000	Capesize				
TBN	2010	180,000	Capesize				
TBN	2010	82,000	Kamsarmax				
TBN	2010	82,000	Kamsarmax				
TBN	2009	75,000	Panamax				
TBN	2010	75,000	Panamax				
		1,024,000	**8**				
Total Fleet	**8.8**	**4,250,519**	**47**				

1. For spot vessels the TCE rate is for the current voyage
2. Prompt implies next 60 days
3. For vessels trading in the Baumarine pool the TCE rate is the Pool's estimate for earnings in the month of February
4. The quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates.

Conference Call and Webcast: February 15, 2008, at 10 a.m. EST

DryShips management team will host a conference call on February 15, 2008, at 10 a.m. Eastern Time to discuss the Company’s financial results for the fourth quarter and the year ended December 31, 2007.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819- 7111 (from the US), 0(800) 953 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1(866) 223 0615 (from the US), 0(800) 694- 1503 (from the UK) or +(44) 1452 586 -513 (from outside the US). Quote "DryShips".

A replay of the conference call will be available until February 21, 2008. The United States replay number is 1(866) 247 4222; the international replay number is (0(800) 953 -1533; from the UK or (+44) 1452- 550 000 and the access code required for the replay is: 2133051#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 47 drybulk carriers comprising 5 Capesize, 31 Panamax, 2 Supramax, 1 Handymax, and 8 newbuilding drybulk vessels, with a combined deadweight tonnage of over 4.25 million tons.

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "DRYS".

Visit our website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: February 14, 2008

By: /s/ George Economou

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George Economou

Chief Executive Officer